UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

   Reiman, James
   c/o Greg Manning Auctions, Inc.
   775 Passaic Avenue
   West Caldwell, NJ 07006

2. Date of Event Requiring Statement (Month/Day/Year)

   02/01/00

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Greg Manning Auctions, Inc. (GMAI)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   Executive Vice President -
   e-Commerce Strategic
   Business Development

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
-----------------------------------------------------------------------------------------------------------------------------------|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.01 per share     |    400               |    I           |   By trust for children (1).                  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.01 per share     |    100               |    I           |   By spouse.                                  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.01 per share     |    10,000            |    D           |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|

*If form is filed by more than one reporting  person,  see Instruction  5(b)(v).                                              (over)
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1473 (7-96)


-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to purchase      |12/31/99 |12/31/02 |  Common Stock         |10,000   | $9.375   |   D         |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to purchase      |  (2)    |04/01/04 |  Common Stock         |20,000   | $9.375   |   D         |                           |
Common Stock            |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                        |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

(1) These shares are held in trusts for the benefit of the reporting person's children.

(2) The option is exercisable in four quarterly installments beginning on the first anniversary of the grant date (April 1, 2000), and on each subsequent anniversary thereafter.


** Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                /s/ James Reiman
                                                -------------------------------
                                                **Signature of Reporting Person

                                                August 1, 2000
                                                --------------
                                                    Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                     Page 2 of 2